SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Paysafe Ltd.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6964L107

(CUSIP Number)

Michael L. Gravelle

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 64,758,641*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 64,758,641*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,758,641*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.89%*
(14)	TYPE OF REPORTING PERSON CO

*	Includes all Common Shares beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 64,758,641*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 64,758,641*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,758,641*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.89%*
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.001 per share (the “Common Shares”), of Paysafe Ltd, an exempted limited company incorporated under the laws of Bermuda (the “Issuer”). The principal executive offices of the Issuer are located at Victoria Place, 31 Victoria Street, Hamilton H10, Bermuda.

Item 2. Identity and Background.

This Statement is being filed jointly by the following (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1. Cannae Holdings, Inc., a Delaware corporation (“CHI”); and

2. Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”).

The principal business of the Reporting Persons is managing and operating a group of companies and investments. The address of the principal business office of the Reporting Persons is 1701 Village Center Circle, Las Vegas, Nevada 89134.

Information as of the date of this Schedule 13D with respect to each director and executive officer of CHI and CHL is set forth on Schedule A to this Schedule 13D (the “Schedule A Persons”). This Schedule 13D is being filed while the Reporting Persons are in the process of verifying or obtaining information required by Schedule 13D from its respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

During the five years prior to the date of this Schedule 13D, neither the Reporting Persons nor to the Reporting Persons knowledge, any of the Schedule A Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds and Other Consideration.

The securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the business combination contemplated by that certain Agreement and Plan of Merger (the “Business Combination”), dated December 7, 2020 (the “Merger Agreement”) by and among Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), and other parties thereto, as well as other transactions in Issuer Securities (as defined below).

On March 30, 2021, pursuant to that certain Forward Purchase Agreement, dated as of July 31, 2020, by and between FTAC and CHI, CHL purchased 15,000,000 shares of Class A common stock of FTAC and 5,000,000 warrants to purchase common stock of FTAC for an aggregate purchase price of $150,000,000, which converted into 15,000,000 Common Shares and 5,000,000 warrants to purchase 5,000,000 Common Shares (“Warrants”) in connection with the completion of the Business Combination. Each Warrant became exercisable on August 21, 2021, and, subject to adjustment, represents the right to purchase one Common Share at a price of $11.50 per share, until their expiration on March 30, 2026 or upon earlier redemption. Additionally, pursuant to a Subscription Agreement between FTAC and CHI, CHL purchased 35,000,000 Common Shares for $350,000,000. The source of funds for the purchases was the working capital of CHL. In connection with and following the completion of the Business Combination, on March 31, 2021, CHL sold 250,000 Common Shares for $2,500,000 in the aggregate, subject to certain restrictions as set forth in a securities transfer agreement.

On September 27, 2021, CHI acquired 4,294,394 Common Shares and 3,134,067 exchangeable units (“LLC Units”) of Paysafe Bermuda Holding LLC (the “LLC”) in a pro rata distribution in kind in respect of CHI’s limited partnership interests in Trasimene Capital FT, LP II, for no additional consideration.

On December 22, 2021, CHL purchased 599,846 Common Shares for $2,292,851.35 in the aggregate; on December 23, 2021, CHL purchased 631,229 Common Shares for $2,493,228.30 in the aggregate; on December 28, 2021, CHL purchased 1,809,543 Common Shares for $7,044,188.99 in the aggregate; on December 29, 2021, CHL purchased 1,929,315 Common Shares for $7,484,005.82 in the aggregate; on December 30, 2021, CHL purchased 68,109 Common Shares for $265,556.99 in the aggregate; and on December 31, 2021, CHL purchased 676,205 Common Shares for $2,637,199.50 in the aggregate. The source of funds for these purchases was the working capital of CHL.

Information as of the date of this Schedule 13D is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

The Reporting Persons and Schedule A Persons have acquired Common Shares, Warrants and LLC Units, as applicable, for investment purposes. The Reporting Persons are filing this Schedule 13D because they acquired beneficial ownership of more than two percent of the Issuer’s Common Shares during the preceding twelve-months, including the acquisitions reported herein in Item 5(c) hereof.

The Reporting Persons and, to the best of the Reporting Persons’ knowledge, each of the Schedule A Persons, intend to review their investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Persons and, to the best of the Reporting Persons’ knowledge, each of the Schedule A Persons, may, at any time and from time to time, (i) purchase, receive in a distribution or other transfer, or otherwise acquire Common Shares, Warrants, LLC Units and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

William P. Foley, II, Chairman of the board of directors of CHI, is the chairman of the board of directors of the Issuer. The Reporting Persons expect, and to the best of the Reporting Persons’ knowledge, one or more of the Schedule A Persons would be expected, to communicate with the Issuer’s board of directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. As further described in Item 6 of this Schedule 13D, the Shareholders Agreement (as defined below) provides for certain rights and obligations of the Reporting Persons relating to the nomination of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as a director of the Company.

Item 5. Interest in Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein. Information as of December 31, 2021 with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference as of December 31, 2021.

The calculation in this Schedule 13D of the percentage of Common Shares outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 723,712,382 Common Shares outstanding as of October 4, 2021, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(3) on October 7, 2021, plus (ii) in the case of the Reporting Persons, an aggregate of 5,000,000 Common Shares issuable upon the exercise of Warrants beneficially owned by the Reporting Persons or, in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of Common Shares issuable upon the exercise of Warrants owned by such Schedule A Person, if any.

As of December 31, 2021, the Reporting Persons beneficially owned an aggregate of 64,758,641 Common Shares, which represents approximately 8.89% of the outstanding Common Shares, comprised of 59,758,641 Common Shares directly held by CHL and 5,000,000 Common Shares issuable upon the exercise of 5,000,000 Warrants directly held by CHL. The number of Common Shares beneficially owned by the Reporting Persons reported in this Schedule 13D does not include the 3,134,067 Common Shares issuable upon the exchange of 3,134,067 LLC Units directly held by CHI. The LLC Units may be exchanged, at the option of the LLC, for cash or Common Shares following the 12 month anniversary of the completion of the Business Combination at any time up until the fifth year following the completion of the Business Combination, at which time the LLC Units would be mandatorily exchangeable into cash or Common Shares at the LLC’s option.

By virtue of the Shareholders Agreement (described in Item 6 below) and the obligations and rights thereunder, certain funds affiliated with the Blackstone Group, Inc. (the “Blackstone Funds”), the Reporting Persons, Trasimene Capital FT, LP II (“Trasimene”) and certain funds affiliated with CVC Advisers Limited (the “CVC Investors”) constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The members of the Group are each filing separate Schedules 13D to report the Common Shares that they may be deemed to beneficially own. Based in part on information provided by or on behalf of such other parties identified above, collectively, as of December 31, 2021, the Reporting Persons and the Group may be deemed to beneficially own in the aggregate 368,815,951 Common Shares, representing 50.90% of the outstanding Common Shares. The Reporting Persons expressly disclaim beneficial ownership over any Common Shares that they may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) During the 60 calendar days preceding December 31, 2021, the following transactions were effected by the Reporting Persons:

Reporting Person	Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
CHL	12/22/2021	Purchase	599,846	$3.8224	$3.775	$3.85
CHL	12/23/2021	Purchase	631,229	$3.9498	$3.805	$4.00
CHL	12/28/2021	Purchase	1,809,543	$3.8928	$3.87	$3.90
CHL	12/29/2021	Purchase	1,929,315	$3.8791	$3.835	$3.90
CHL	12/30/2021	Purchase	68,109	$3.8990	$3.89	$3.90
CHL	12/31/2021	Purchase	676,205	$3.9000	$3.90	$3.90

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Shareholders Agreement

In connection with the Merger Agreement, and concurrently with the closing of the Merger, the Issuer, CHL, Trasimene, the CVC Investors and the Blackstone Funds (together, the “Principal Shareholders”) entered into a Shareholders Agreement, dated as of March 30, 2021 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, each of the Principal Shareholders is entitled to nominate a certain number of directors to the Board, based on each such holder’s ownership of the voting securities of the Issuer. The number of directors that each of the CVC Investors, the Blackstone Funds and certain entities affiliated with FTAC, including CHL and Trasimene (the “FTAC Investors”), are separately entitled to designate to the Board increases and/or decreases on a sliding scale.

The Shareholders Agreement requires the Issuer to, among other things, nominate a number of individuals designated by the CVC Investors or the Blackstone Funds, as applicable, for election as directors of the Board as follows: (i) if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, such applicable investors will be entitled to designate two directors; and (ii) if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 2.5% (but less than 7.5%) of the aggregate outstanding Common Shares, such applicable investors will be entitled to designate one director (which director may be a U.S. citizen or resident) (in each case, each such person a “CVC Designee” or a “Blackstone Designee,” as applicable). In addition, if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, the CVC Investors or the Blackstone Funds, as the case may be, shall have the right, but not the obligation, to (i) jointly with CHL and the Blackstone Funds (in the case of the CVC Investors) or the CVC Investors (in the case of the Blackstone Funds), designate two directors (such two directors, the “Jointly Designated Directors”) and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Philip McHugh.

Pursuant to the Shareholders Agreement, for so long as the FTAC Investors collectively continue to hold at least 50% of the aggregate outstanding Common Shares held by the FTAC Investors as of March 30, 2021 (the “Closing Date”), the Shareholders Agreement will require the Issuer to, among other things, nominate four individuals designated by the FTAC Investors for election as directors of the Board, and CHL shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Funds, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Philip McHugh. If the FTAC Investors collectively hold less than 50% of the aggregate outstanding Common Shares held by the FTAC Investors as of the Closing Date, the Shareholders Agreement will require the Issuer to, among other things, nominate a number of individuals designated by the FTAC Investors for election as directors of the Board as follows: (i) if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares, four directors; (ii) if the FTAC Investors collectively hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Common Shares, two directors; and (iii) if the FTAC Investors collectively hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Common Shares, one director, which director may be a U.S. citizen or resident (in each case, each such person a “FTAC Designee”). In addition, if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares, CHL shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Funds, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Philip McHugh. Further, for so long as the Issuer remains a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, at any time the FTAC Investors have the right under the Shareholders Agreement to appoint more than one director to the Board, at least one of the FTAC Designees shall be neither a citizen nor a resident of the United States.

For so long as the Shareholders Agreement remains in effect, directors designated by a Principal Shareholder may be removed only with the consent of the Principal Shareholder that nominated such director. In the case of a vacancy on the Board created by the removal or resignation of a director designated by a Principal Shareholder, the Shareholders Agreement will require the Issuer to nominate an individual designated by the Principal Shareholder that nominated such director for election to fill the vacancy. Additionally, any increase in the total number of directors on the Board to greater than eleven will require the consent of (i) the CVC Investors, for so long as the CVC Investors collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, (ii) the Blackstone Funds, for so long as the Blackstone Funds collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, and (iii) the FTAC Investors, for so long as the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares.

The Shareholders Agreement also provides each Principal Shareholder with basic information and management rights, as well as detailed venture capital operating company covenants. In addition, the Shareholders Agreement provides that each Principal Shareholder may, without the consent of the Issuer or any other person, assign its rights to designate directors to the Board to any transferee of Common Shares so long as any right to designate directors to the Board will not result in the transferee receiving the right to designate more than two directors where such designation rights would result in the transferee receiving the right to designate a percentage of the total number of directors on the Board that is greater than the percentage of the aggregate outstanding Common Shares held by such transferee after giving effect to such transfer. The Principal Shareholders are otherwise not able to assign their rights and obligations under the agreement, in whole or in part, without the prior written consent of the Issuer.

The Shareholders Agreement also requires the Issuer to cooperate with the Principal Shareholders in connection with certain future pledges, charges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the Issuer Common Shares held by the Principal Shareholders, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Registration Rights Agreement

In connection with the Merger Agreement, and concurrently with the closing of the Merger, the Issuer and the Principal Shareholders entered into an Amended and Restated Registration Rights Agreement, dated as of March 30, 2021 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement to permit the public resale of all of the registrable securities held by the Principal Shareholders from time to time. In connection with such obligation, the Issuer filed a registration statement, which was declared effective by the SEC on May 28, 2021. In addition, pursuant to the Registration Rights Agreement, upon the demand of any Principal Shareholder, the Issuer is obligated to facilitate a registered offering of the Common Shares requested by such Principal Shareholder. Any demanded registered offering will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement, subject to customary cut-backs. Within 60 days (in the case of a demand for a registration on Form F-1) or 30 days (in the case of a demand for a registration on Form F-3) after receipt of a demand for such registration, the Issuer is obligated to file a registration statement relating to such demand and use its best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter. In certain circumstances, Principal Shareholders will be entitled to piggyback registration rights in connection with the demand of a registered offering.

In addition, the Registration Rights Agreement entitles the Principal Shareholders to demand and be included in a shelf registration when the Issuer is eligible to sell its Common Shares in a secondary offering on a delayed or continuous basis in accordance with Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Within 30 days of the Issuer becoming qualified to register the offer and sale of securities under the Securities Act pursuant to a registration statement on Form F-3, the Issuer is obligated to file a registration statement that covers all registrable securities then outstanding and use its best efforts to cause such shelf registration statement to be declared effective by the SEC as soon as practicable thereafter. Moreover, upon the demand of a Principal Shareholder, the Issuer is obligated to facilitate in the manner described in the Registration Rights Agreement a “takedown” off of an effective shelf registration statement of registrable shares requested by such Principal Shareholder.

The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

The description of the Shareholders Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of January 3, 2022, by and among the Reporting Persons (filed herewith)

2	Shareholders Agreement dated as of March 30, 2021 among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each of the shareholders party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 20-F filed with the SEC on April 1, 2021).

3	Amended and Restated Registration Rights Agreement dated as of March 30, 2021 among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each investor party thereto (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 20-F filed with the SEC on April 1, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned(1)	Percentage Beneficially Owned(1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	24,334,900(3)	3.36%

David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Suite 600 San José, CA 95112

Hugh R. Harris	Director of Cannae Holdings, Inc.	(2)

C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Drive Suite 400 Dallas TX 75225	19,555	Less than 0.01%

Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	19,555	Less than 0.01%

Frank R. Martire	Executive Chairman of NCR Corporation	3097 Satellite Blvd Building 700 Duluth, GA 3009

Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)

Erika Meinhardt	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville FL 32204	33,333(4)	Less than 0.01%

Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 South Atlantic Avenue Suite 705 Smyrna Beach FL 32169

James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Road Jacksonville FL 32256

Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805, Marina Del Ray CA 90292	10,000	Less than 0.01%

David W. Ducommun	President of Cannae Holdings, Inc.	(2)

Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	4,000	Less than 0.01%

Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	20,761(4)	Less than 0.01%

(1)	To the best of the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D. Also see Item 2.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)

Reflects 24,048,607 Common Shares directly held by Trasimene Capital Management, LLC, a limited partner of Trasimene Capital FT, LP II and 286,293 Common Shares directly held by Trasimene Capital FT, LLC II, the general partner of Trasimene Capital FT, LP II. Excludes 17,550,775 Common Shares issuable upon the exchange of 17,550,775 LLC Units directly held by Trasimene Capital Management, LLC, and 208,938 Common Shares issuable upon the exchange of 208,938 LLC Units directly held by Trasimene Capital FT, LLC II. William P. Foley, II is the Senior Managing Director and Managing Member of Trasimene Capital Management, LLC and sole member of Trasimene Capital FT, LLC II, and therefore may be deemed to beneficially own the 24,334,900 Common Shares and ultimately exercises voting and dispositive power over, such shares held by Trasimene Capital Management, LLC and Trasimene Capital FT, LLC II. Mr. Foley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(4)	For Ms. Meinhart, including 8,333 Warrants; for Mr. Gravelle, includes 11,061 Warrants.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)

David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)

William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)

Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)

Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(2)

Cannae Holdings, Inc.(1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Schedule 13D.

(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

(3)	See table for “Cannae Holdings, Inc.” in this Schedule A.